Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-150486

August 19, 2008

John Deere Capital Corporation

$350,000,000 Floating Rate Notes Due August 19, 2010

Issuer:	John Deere Capital Corporation
Ratings:	A2 by Moody’s Investors Service, Inc. / A by Standard and Poor’s Ratings Services
Note Type:	Medium Term Notes
Issue Size:	$350,000,000
Trade Date:	August 19, 2008
Time of First Sale to Public:	3:00 p.m. EST
Settlement Date (T+3):	August 22, 2008
Maturity Date:	August 19, 2010
Interest Rate Basis:	USD-LIBOR-Reuters (Reuters Page LIBOR01)
Coupon:	3M USD LIBOR+ 50 bps
Coupon Payment Dates:	Quarterly on the 19th of February, May, August, and November, commencing November 19, 2008
Interest Determination Dates:	2 London Business Days
Day Count:	Actual / 360
Day Count Convention:	Modified Following, Adjusted
Price to Public:	100.000%
Gross Spread:	0.100%
Net Proceeds (%):	99.900%
Net Proceeds ($):	$349,650,000
CUSIP:	24422EQT9
Joint Bookrunners:	J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Lazard Capital Markets LLC and Santander Investment Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.